July 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brain Scientific Inc.
Amendment No. 1 to Registration Statement on Form S-1 (Registration Number 333-236152)
Filed June 8, 2020

Ladies and Gentlemen:

On behalf of Brain Scientific Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of June 30, 2020. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Amended Registration Statement on Form S-1/A

Cover Page

1. We note your revision in response to prior comment 2 that you intend to apply for quotation of your common stock on the OTCQB in the second quarter of 2020. Please revise to state whether the offering will proceed if you do not obtain quotation on the OTCQB.

Response- The Company has applied for quotation on the OTCQB and is currently in review. While it believes that it meets all requirements for quotation on such market there can be no assurance that it will be obtained. The offering by the Selling stockholders will still proceed if quotation is not obtained. The Company has updated the disclosure accordingly in response to your comment.

Prospectus Summary, page 1

2. We note your response to our prior comment 3 and reissue it in part. Please revise your disclosure here to include the development status of each of your material products, including the data analysis services you offer and the NeuroNetCloud platform.

Response: We have updated the disclosure here to give an update to the status of the Company’s products. In addition, we note that the Business section contains a more in depth review of the status of such products, as the Summary focuses more on the two products that are FDA approved and are the priority for the Company currently.

Description of Business, page 21

3. We note your response to our prior comment 6 and reissue it. Please expand to address whether the NeuroEEG product must be used with the NeuroCap product, and vice versa (or whether the products may effectively be used independently and without any other product or device). Please also clarify whether using NeuroEEG and NeuroCap products will be the sole means of accessing and utilizing the NeuroNetCloud platform for data collection and analysis.

Response:We have revised the disclosure to clarify that the NeuroEEG can work with any existing cap and that the NeuroCap can work with any existing EEG. We also have clarified that the NeuroNet Cloud platform is being designed to be able to process data from other sources.

4. We note that you now disclose that in 2019 you commenced acting as a distributor of third-party medical devices in Russia and that these sales comprised of all of your revenue. Please discuss and file as exhibits any material agreements connected to this distribution.

Response:The Company has no supply or distribution agreements with respect to such products. When it sees an opportunity it procures such products and re-sells them. The Company has expanded its disclosure to indicate that it has no such agreements.

We hope that we have addressed all of your questions. Please feel free to contact the undersigned if you have any questions. Thank you.

Very truly yours,
/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.